April 1, 2022

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Re: Aclarion, Inc. (f/k/a “Nocimed, Inc.”) Draft Registration Statement on Form S-1

Submitted on October 25, 2021

File No. 333-262026

Dear Ladies and Gentlemen:

At the request of Aclarion, Inc. (f/k/a “Nocimed, Inc.”) (the “Company”), we have publicly filed, simultaneously herewith, Amendment No. 3 to the registration statement on Form S-1 (the “Registration Statement”), and have attached a marked copy of the Registration Statement indicating the changes that the Company has made to the draft Registration Statement.

This Amendment No. 3 is filed to reflect a reduction in the amount of Units to be offered by the Company from 2,272,727 to 2,000,000, thus reducing the offering from $12,500,000 to $11,000,000 (assuming the same mid-point price ($5.50) of the range between $4.50 and $6.50.

We hope that the Staff will be able to accommodate the Company by responding to this letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

Bingham & Associates Law Group, APC

By: s/ Brad Bingham